SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12B-25

                                   Commission File Number 0-23168

                   NOTIFICATION OF LATE FILING

(Check One):   [   ] Form 10-K
               [   ] Form 11-K
               [   ] Form 20-F
               [X  ] Form 10-Q
               [   ] Form N-SAR

For Period Ended:  April 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ____________________

Read attached instruction sheet before preparing form.  Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________
____________

                 Part I.  Registrant Information

Full name of registrant:  GameTek, Inc.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

          3 Harbor Drive
          Suite 110
          Sausalito, California  94965


                     Part II.  Rule 12b-25 (b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                       Part III.  Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report (or portion thereof) could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant is in the process of moving its principal offices from Aventura, Florida, to Sausalito, California. In addition, in May 1996, the Company accepted the resignation of the individual who had served as its Chief Financial Officer, and a new Chief Financial Officer took office. In connection with that management change, the office of the chief financial officer was relocated to North Carolina, along with most of the financial records of the Company. This move, as well as the change in management, created unavoidable delays in locating and verifying financial data required to prepare the Company's Form 10-Q. As the result of these circumstances, the Registrant's quarterly report on Form 10-Q could not be filed without unreasonable effort and expense by the prescribed due date.


                   Part IV.  Other Information

          1. Name and telephone number of person to contact in regard to this notification:

   Max Rudminat, Chief Financial Officer        (415)          289-0220
              (Name)                          (area code)     (Tel. No.)

          2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes     [ ] No


          3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes     [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A for explanation.)


                              GAMETEK, INC.
           (Name of Registrant as specified in this charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 12, 1996          By:   s/Max Rudminat
                                  Max Rudminat, its
                                  Chief Financial Officer



                  EXHIBIT A TO FORM 12B-25 OF
                  GAMETEK, INC. FOR FORM 10-Q
                FOR PERIOD ENDED APRIL 30, 1996


Part IV.  Other Information

Item 3: The Company expects to report a loss of approximately $5.3 million for its fiscal quarter ended April 30, 1996. The Company reported a net loss of $5.7 million for its fiscal quarter ended April 30, 1995. Net revenues increased from $6.2 million in the third fiscal quarter of 1995 to $11 million in the third fiscal quarter of 1996, primarily as a result of an increase in sales of the Company's interactive entertainment, educational and productivity software cartridges.